UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
Indivior PLC
(Name of Issuer)
Ordinary Shares, $0.50 nominal value per share
(Title of Class of Securities)
G4766E116
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(1)
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4766E116

1.	NAME OF REPORTING PERSONS: Scopia Capital Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,261,589
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,261,589
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,261,589
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

CUSIP No. G4766E116

1.	NAME OF REPORTING PERSONS: Scopia Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,261,589
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,261,589
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,261,589
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

CUSIP No. G4766E116

1.	NAME OF REPORTING PERSONS: Matthew Sirovich
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,173,449
	6.	SHARED VOTING POWER 8,261,589
	7.	SOLE DISPOSITIVE POWER 3,173,449
	8.	SHARED DISPOSITIVE POWER 8,261,589
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,435,038
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. G4766E116

1.	NAME OF REPORTING PERSONS: Jeremy Mindich
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,261,589
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,261,589
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,261,589
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. G4766E116

Item 1.	(a).	Name of Issuer:

Indivior PLC (the “Issuer”)

	(b).	Address of Issuer’s Principal Executive Offices:

10710 Midlothian Turnpike, Suite 125 North Chesterfield, VA 23235

Item 2.	(a).	Name of Person Filing:

Scopia Capital Management LP Scopia Management, Inc. Matthew Sirovich Jeremy Mindich

	(b).	Address or Principal Business Office or, if None, Residence:

Scopia Capital Management LP
152 West 57th Street, 33rd Floor
New York, NY 10019

Scopia Management, Inc.
Matthew Sirovich
Jeremy Mindich
c/o Scopia Capital Management LP
152 West 57th Street, 33rd Floor
New York, NY 10019

	(c).	Citizenship:

Scopia Capital Management LP is a Delaware limited partnership Scopia Management, Inc. is a New York corporation Matthew Sirovich is a United States citizen Jeremy Mindich is a United States citizen

	(d).	Title of Class of Securities:

Ordinary Shares, $0.50 nominal value per share (“Ordinary Shares”)

	(e).	CUSIP Number:

G4766E116

Item 3.	If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

	(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Scopia Capital Management LP

	(a)	Amount beneficially owned as of December 31, 2023:

8,261,589

	(b)	Percent of class as of December 31, 2023:

6.1%

	(c)	Number of shares as of December 31, 2023, as to which the person has:

		(i)	Sole power to vote or to direct the vote	0,

		(ii)	Shared power to vote or to direct the vote	8,261,589,

		(iii)	Sole power to dispose or to direct the disposition of	0,

		(iv)	Shared power to dispose or to direct the disposition of	8,261,589.

Scopia Management, Inc.

(a)	Amount beneficially owned as of December 31, 2023:

	8,261,589

(b)	Percent of class as of December 31, 2023:

	6.1%

(c)	Number of shares as of December 31, 2023, as to which the person has:

	(i)	Sole power to vote or to direct the vote	0,

	(ii)	Shared power to vote or to direct the vote	8,261,589,

	(iii)	Sole power to dispose or to direct the disposition of	0,

	(iv)	Shared power to dispose or to direct the disposition of	8,261,589.

Matthew Sirovich

(a)	Amount beneficially owned as of December 31, 2023:

	11,435,038

(b)	Percent of class as of December 31, 2023:

	8.4%

(c)	Number of shares as of December 31, 2023, as to which the person has:

	(i)	Sole power to vote or to direct the vote	3,173,449,

	(ii)	Shared power to vote or to direct the vote	8,261,589,

	(iii)	Sole power to dispose or to direct the disposition of	3,173,449,

	(iv)	Shared power to dispose or to direct the disposition of	8,261,589.

Jeremy Mindich

(a)	Amount beneficially owned as of December 31, 2023:

	8,261,589

	(b)	Percent of class as of December 31, 2023:

	6.1%

	(c)	Number of shares as of December 31, 2023, as to which the person has:

		(i)	Sole power to vote or to direct the vote	0,

		(ii)	Shared power to vote or to direct the vote	8,261,589,

		(iii)	Sole power to dispose or to direct the disposition of	0,

		(iv)	Shared power to dispose or to direct the disposition of	8,261,589.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this Schedule 13G are directly held by advisory clients of Scopia Capital Management LP other than securities reported as directly beneficially owned by Matthew Sirovich. None of such advisory clients individually holds more than 5% of the Issuer’s Ordinary Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b) (1) (ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.

	N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §§ 240.13d-1(c) or §§ 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

	N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

N/A.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  February 14, 2024
SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc. General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

EXHIBIT INDEX

99.1	Joint Filing Agreement, dated as of February 14, 2024, by and among the Reporting Persons

Exhibit 99.1

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including additional amendments thereto) with respect to the Ordinary Shares, $0.50 nominal value per share, of Indivior PLC. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.
Dated:  February 14, 2024
SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc. General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH